SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of: May 2007          Commission File Number: 1-14830
GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)
725 Montée de Liesse
Montréal, Québec
Canada H4T 1P5
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                   Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                   No ☑
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

2-for1 Stock Split

"On May 3, 2007 Gildan Activewear Inc. (the "Company" or "Gildan") announced that its Board of Directors had approved a 2-for-1 stock split, to be effected in the form of a stock dividend (the "Stock Split"). The Stock Split is applicable to all shareholders of record on May 18, 2007. On or about May 25, 2007, the Company's registrar and transfer agent will mail new certificates for the additional common shares to all registered Gildan shareholders as at May 18, 2007. The Company's common shares are expected to commence trading on a post-split basis on May 16, 2007 on the TSX and on May 28, 2007 on the NYSE. In connection with the Stock Split, and pursuant to Rule 416 under the United States Securities Act of 1933, as amended, the number of Gildan common shares registered under the following Registration Statements* is proportionately adjusted to give effect to the Stock Split:

* Registration Statements on Form S-8 (File Nos. 333-55322 and 333-36880) registering common shares issuable pursuant to the Employee Share Purchase Plan of Gildan Activewear Inc. (U.S. Provisions) and the Gildan Activewear Inc. Long Term Incentive Plan (previously known as the Stock Option Plan)."

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: May 15, 2007	By:	/s/ Lindsay Matthews
		Name:	Lindsay Matthews
		Title:	Director, Legal Services and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	News Release dated May 3, 2007 [Incorporated by reference to Exhibit 99.1 to the registrant's report of foreign issuer on Form 6-K filed on May 3, 2007, in commission file number 001-14830]
99.2	Material Change Report dated May 3, 2007 [Incorporated by reference to Exhibit 99.2 to the registrant's report of foreign issuer on Form 6-K filed on May 3, 2007, in commission file number 001-14830]